UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated March 17, 2014

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___      Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______                                   No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains the following:-

1.                                    A news release dated 14 March 2014 entitled ‘VODAFONE GERMANY AND KABEL DEUTSCHLAND INTEGRATION TO BEGIN FROM 1 APRIL 2014’

2.                                    A news release dated 17 March 2014 entitled ‘VODAFONE TO ACQUIRE GRUPO CORPORATIVO ONO, S.A.’

14 March 2014

VODAFONE GERMANY AND KABEL DEUTSCHLAND INTEGRATION TO BEGIN FROM 1 APRIL 2014

Vodafone Group today announced that its indirect German subsidiary, Vodafone Vierte Verwaltungs AG, has registered a domination and profit and loss transfer agreement following the completion of the takeover of Kabel Deutschland Holding AG on 14 October 2013.

The integration of Vodafone Germany and Kabel Deutschland will now begin from 1 April 2014.

The combination of Vodafone Germany and Kabel Deutschland creates a leading integrated communications operator, offering consumer and enterprise customers unified communications services. It means that Vodafone has more than 32 million mobile, approximately 5 million broadband and 7.6 million direct TV customers in Germany.

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Enquiries:

Vodafone Group Investor Relations Media Relations	Tel: +44 (0) 7919 990 230 www.vodafone.com/media/contact

17 March 2014

VODAFONE TO ACQUIRE GRUPO CORPORATIVO ONO, S.A.

Key highlights

•                  Vodafone has agreed to acquire Ono for a total consideration equivalent to €7.2 billion (£6.0 billion) on a debt and cash free basis.

•                  Ono has the largest next-generation network in Spain with approximately 7.2 million homes released to marketing serving 1.9 million customers in 13 of Spain’s 17 regions*. It is the market leader in high speed broadband, offering superior speeds and the most innovative pay-TV service in Spain. The network has abundant spare capacity and a future-proof fibre architecture.

•                  The Transaction accelerates Vodafone’s unified communications strategy in a key, highly converged European market, providing a significant time-to-market advantage and network reach that is complementary to Vodafone Spain’s ongoing FTTH build programme**.

•                  Vodafone expects to achieve cost and capex synergies with a run-rate of approximately €240 million (£200 million) before integration costs by the fourth full year post completion, equivalent to a net present value of approximately €2.0 billion (£1.7 billion) after integration costs.

•                  Vodafone sees a significant opportunity to accelerate growth in unified communications products and services by leveraging its extensive distribution and marketing capabilities and through cross-selling to each company’s customer base. Vodafone estimates revenue synergies with a total net present value of approximately €1.0 billion (£0.8 billion).

•                  The Transaction values Ono at a multiple of 7.5x 2013 EBITDA and 10.4x 2013 OpFCF, adjusted for cost and capex synergies***.

•                  The Transaction is expected to be accretive to adjusted EPS**** and FCF per share from the first full year post completion after cost and capex synergies and before integration costs.

Vodafone Group Chief Executive Vittorio Colao said:

“The combination of Vodafone and Ono creates a leading integrated communications provider in Spain and represents an attractive value creation opportunity for Vodafone. Demand for unified communications products and services has increased significantly over the last few years in Spain, and this transaction – together with our fibre-to-the-home build programme – will accelerate our ability to offer best-in-class propositions in the Spanish market. We look forward to welcoming the management and employees of Ono to Vodafone and working together to serve our customers across Spain”.

The Chairman of the Ono Board of Directors José María Castellano Ríos said:

“This transaction reflects Ono’s attractive position as Spain’s leading provider of high speed broadband, premium pay-TV and fixed communications. As part of Vodafone, Ono will continue to seize new growth opportunities and deliver the quality that our customers expect. The enlarged business is also expected to drive innovation in the Spanish telecommunications industry.”

Introduction

Vodafone Holdings Europe S.L.U. (“Vodafone”) announces today that it has agreed to acquire 100% of the share capital of Grupo Corporativo Ono, S.A. (“Ono” or the “Company”) for a total consideration equivalent to €7.2 billion (£6.0 billion) on a debt and cash free basis (the “Transaction”).

Ono has the largest next-generation network (“NGN”) in Spain, with approximately 7.2 million homes released to marketing in 13 of Spain’s 17 regions*, reaching more than 300 municipalities, including the nine largest cities. Ono offers fixed and mobile communications and television services to approximately 1.9 million customers.

Principal benefits

Highly attractive standalone business

Ono is the leading NGN operator in Spain with 7.2 million homes released to marketing (equivalent to 41% of total homes in Spain), providing its customers with broadband speeds in excess of 200 Mbps and the country’s most innovative pay-TV service through TiVo.

Ono has invested approximately €7 billion in its network since 1998. This has been built to a high standard with a consistent design across the entire footprint to deliver high speed broadband and telephony services. The network has a future-proof fibre architecture with 500 homes per node and abundant spare capacity within its 862 MHz spectrum. It has been fully upgraded to DOCSIS 3.0, and further upgrades to network speeds and capacities can be achieved at relatively limited cost as Ono owns circa 96% of ducts in its access network.

Significant acceleration of Vodafone’s unified communications strategy in a key European market

The Transaction enables Vodafone to take advantage of the rapid increase in the adoption of unified communications products and services in the Spanish market and provides Vodafone with immediate access to 7.2 million homes at a significant time-to-market advantage. Ono’s network is complementary to Vodafone’s fibre-to-the-home (“FTTH”) build programme** which will be refocused towards areas where Ono has limited or no network presence. Vodafone intends to complete its FTTH rollout to 1.5 million homes passed, providing it with access to a NGN network covering up to 10 million homes released to marketing, equivalent to 57% of total Spanish homes.

In-market consolidation with substantial cost and capex savings

The Transaction is expected to generate significant cost and capex savings with an annual run-rate of approximately €240 million (£200 million), before integration costs, in the fourth full year post completion, equivalent to a net present value of €2.0 billion (£1.7 billion) after integration costs. The savings will be primarily derived from utilising Ono’s network for mobile backhaul, limiting Vodafone’s FTTH build plan to the initial 1.5 million homes passed, the rationalisation of overlapping activities and the migration of Ono’s mobile traffic to Vodafone’s network.

Significant potential to accelerate growth in Spain

Vodafone will be able to leverage its extensive distribution network to increase the penetration of Ono’s homes released to marketing, which is currently lower than any other major European cable operator. There is also a significant opportunity to cross-sell Ono’s high quality broadband, fixed telephony and pay-TV offerings to Vodafone’s existing customers. Vodafone also expects to be able to cross-sell its mobile services to Ono’s customers and offer new services, using both companies’ product sets and networks. Vodafone estimates revenue synergies with a total net present value of approximately €1.0 billion (£0.8 billion) after integration costs.

Significantly value-accretive transaction

The Transaction values Ono at a multiple of 7.5x 2013 EBITDA and 10.4x 2013 OpFCF adjusted for cost and capex synergies***. The Transaction comfortably meets Vodafone’s M&A criteria and is expected to be accretive to Vodafone’s adjusted EPS**** and FCF per share after cost and capex and before integration costs from the first full year post completion.

Ono management and employees

Vodafone values the expertise of Ono’s management team and employees and will work closely with them to support the integration with Vodafone. As in similar recent transactions, Vodafone would expect Ono’s management to become an integral part of the local management team, focused on the broadband, fixed telephony and pay-TV segments of the combined business. Ono’s employees will also benefit from a broader range of international career opportunities available across the Vodafone Group.

Financing

Vodafone will finance the Transaction from its existing cash resources and committed but undrawn bank facilities.

Additional information on Ono and the Transaction

For the twelve months ended 31 December 2013, Ono reported revenue of €1,598 million (£1,324 million), EBITDA of €680 million (£563 million) adjusted to remove a €6 million PPA non-cash item, operating profit of €269 million (£223 million) and loss before tax of €41 million (£34 million). As at 31 December 2013, Ono reported gross assets of €5,393 million (£4,468 million). As at 31 December 2013, Ono had approximately 2,500 employees.

The Transaction is subject to customary terms and conditions, including anti-trust clearances by the relevant competent authorities. Vodafone expects the Transaction to complete in calendar Q3 2014.

Morgan Stanley is acting as financial adviser to Vodafone in connection with the Transaction. The Board of Vodafone Group has also received advice from Robertson Robey Associates LLP.

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Investor and analyst call

Vodafone is hosting a conference call today for analysts and investors which will start promptly at 08:30 a.m. (London time). Please dial into this conference call using the following dial-in numbers:

Tel:	+44 (0) 20 3426 2845
UK Toll Free:	0808 237 0033
US Toll:	+1 646 722 4897
US Toll Free:	+1 877 841 4558

The conference call will also be webcast live from www.vodafone.com/investor

The associated presentation will also be available for download today at 08:15 a.m. (London time) via the following link: www.vodafone.com/investor

There will be a replay facility available for seven days:

Tel:	+44 (0) 20 3426 2807
UK Toll Free:	0808 237 0026
US Toll Free:	+1 866 535 8030
Pin:	646931#

Enquiries: Vodafone Group Investor Relations Media Relations	Tel: +44 (0) 7919 990 230 www.vodafone.com/media/contact

Morgan Stanley Michele Colocci Jean Abergel Nuno Machado	Tel: +44 (0) 20 7425 8000

Notes to Editors

* Andalusia, Aragon, Balearic Islands, Canary Islands, Cantabria, Castile-La Mancha, Castile and Leon, Catalonia, Valencian Community, La Rioja, Madrid, Region of Murcia, Navarra.

**See http://www.vodafone.com/content/index/media/vodafone-group-releases/2013/fibre_spain.html

*** Based on 2013 EBITDA of €680 million and 2013 OpFCF of €416 million (excluding a €6 million PPA non-cash item), adjusted for run-rate cost and capex synergies before integration costs in the fourth full year post completion of €240 million and adjusted for the value of net operating losses.

**** Excludes purchase accounting adjustments relating to the Transaction.

About Vodafone

Vodafone is one of the world’s largest telecommunications companies with approximately 419 million customers in its controlled and jointly controlled markets as of 31 December 2013. Vodafone has equity interests in telecommunications operations in nearly 30 countries and around 50 partner networks worldwide. For more information, please visit: www.vodafone.com

Disclaimer

This document does not constitute, or form part, of any offer or invitation to sell, allot or issue or any solicitation of any offer to purchase or subscribe for any securities, nor shall it (or any part of it) form the basis of, or be relied on in connection with, or act as any inducement to enter into, any contract or commitment for securities.

Forward Looking Statements

Certain information contained in this document constitutes “forward-looking statements,” which can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “anticipate”, “project”, “estimate”, “intend”, “continue”, “target” or “believe” (or the negatives thereof) or other variations thereon or comparable terminology. Such statements express the intentions, opinions, or current expectations of Vodafone with respect to possible future events and are based on current plans, estimates and forecasts which Vodafone has made to the best of its knowledge, but which do not claim to be correct in the future. Due to various risks and uncertainties, actual events or results or actual performance of Vodafone may differ materially from those reflected or contemplated in such forward-looking statements. No assurances can be given that the forward-looking statements in this announcement will be realised. As a result, recipients should not rely on such forward-looking statements. Subject to compliance with applicable law and regulations, Vodafone undertakes no obligation to update these forward-looking statements. No representation or warranty is made as to the reasonableness of such forward-looking statements. No statement in this document is intended to be nor may be construed as a profit forecast.

Morgan Stanley

Morgan Stanley & Co. International plc, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting as financial adviser to Vodafone Holdings Europe S.L.U, and no one else in connection with the Transaction. In connection with such matters, Morgan Stanley & Co. International plc, its affiliates and its and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person other than Vodafone Holdings Europe S.L.U. for providing the protections afforded to their clients or for providing advice in connection with the Transaction, the contents of this announcement or any other matter referred to herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: March 17, 2014	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary